DM

19003382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2019
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birchwood Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 N Lakeside Drive E
(No. and Street)

Medford (City) NJ (State) 08055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Cirenza 215-640-0650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555 (Address) Hamilton Square (City) NJ (State) 08690 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, John Cirenza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birchwood Securities Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

CONSTANCE L JONES
Notary Public - State of New Jersey
My Commission Expires Jun 25, 2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRCHWOOD SECURITIES CORPORATION
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2018
WITH REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

BIRCHWOOD SECURITIES CORPORATION
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Stockholder of
Birchwood Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Birchwood Securities Corporation as of December 31, 2018, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Birchwood Securities Corporation as of December 31, 2018 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Birchwood Securities Corporation's management. My responsibility is to express an opinion on Birchwood Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Birchwood Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Birchwood Securities Corporation's financial statements.

The supplemental information is the responsibility of Birchwood Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Birchwood Securities Corporation's auditor since 2016.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 25, 2019

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current Assets	
Cash	$ 180,778
Receivables from brokers and dealers, net	10,270
Deposit held by clearing organization	50,274
Total Assets	$ 241,322

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 17,550
Payable to Clearing Broker	7,525
Loan payable to officer	-
Total Liabilities	25,075
Stockholder's equity	
Common stock - authorized, issued and outstanding, 1,000 shares, $100 par value	100,000
Additional paid in capital	502,557
Accumulated deficit	(386,310)
Total Stockholder's Equity	216,247
Total Liabilities & Stockholder's Equity	$ 241,322

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE

Floor brokerage revenue	$ 35,142
Interest income	52
Total Revenue	35,194

EXPENSES

Clearing agency fees	36,000
Compliance expense	1,711
Customer Gifts	380
Dues and Subscriptions	350
Insurance	10,908
Office Supplies	1,101
Professional fees	16,400
Stock exchange fees and expense	10,510
Telephone	730
Travel and Entertainment	34.00
Total Expenses	78,124
Net Loss	$ (42,930)

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common stock	Additional Paid in Capital	Accumulated Earnings (Deficit)	Total
Balance, January 1, 2018	$100,000	$502,557	$ (343,380)	$259,177
Net Loss	$ -	$ -	$ (42,930)	$ (42,930)
Distributions paid to shareholder	-	-	-	-
Balance, December 31, 2018	$100,000	$502,557	$ (386,310)	$216,247

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (42,930)
Adjustments to reconcile net loss to net Cash used in operating activities	
(Increase) decrease in	
Receivables from brokers and dealers	3,958
	-
Increase (decrease) in	
Accounts payable to clearing house	7,472
Accounts payable and accrued expenses	(2,999)
Net cash used in operating activities	(34,499)
Increase in deposit with clearing broker	(52)
Net cash used in investing activities	(52)
	-
Net decrease in cash	(34,551)
CASH AND CASH EQUIVALENTS, beginning of year	215,329
CASH AND CASH EQUIVALENTS, end of year	$180,778

The accompanying notes are an integral part of these financial statements.

(1) NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Birchwood Securities Corporation (the Company) was incorporated in the State of New Jersey in 1984 as a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities and Exchange Act of 1934. The Company is registered as a broker-dealer with the Commonwealth of Pennsylvania Securities Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investment Protection Corporation (SIPC).

The Company clears through Vision Financial Markets and does not carry customer funds. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

Basis of Accounting

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash is held at a major financial institutions and is insured by the Federal Deposit Insurance Corporation.

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets. These commissions are recorded on a settlement date basis in the statement of operations which approximates the commissions earned on a trade date basis.

(1) NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company elected to be taxed for Federal and Pennsylvania State income tax purposes as an S-Corporation. Under this structure, the shareholder is liable for any Federal or State income tax due. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company's tax returns and the amount of income or loss allocable to the shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholder could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the shareholder and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that require a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2017. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2014.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2018.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Fair Value Hierarchy - continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

(2) OPERATING LEASE COMMITMENT & CONTINGENCIES

There were no operating lease commitments for the year ending December 31, 2018 and the Company had no other lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Minium net capital must be least $5,000. At December 31, 2018, the Company's "aggregate indebtedness" and "net capital" (as defined) were $25,075 and $209,739, respectively, and its aggregate indebtedness to net capital ratio was .1196 to 1.

(4) RESERVE REQUIREMENTS

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

(5) Concentrations of Credit Risk

The Company maintains its cash at one financial institutions in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2018.

The Company is engaged in various trading activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event that the counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

(6) Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

(7) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 25, 2019 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(8) Related Party Transactions

The Company's president and principal shareholder provided significant services and received no compensation during the year ended December 31, 2018.

(9) Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2018 the Company had implemented such policies and procedures.

(10) Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2018

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15C3-1
DECEMBER 31, 2018

NET CAPITAL		
Total stockholder's equity		$ 216,247
Less nonallowable assets		
Receivables	6,508	
Total nonallowable assets		(6,508)
Net capital before haircuts on securities		209,739
Haircuts on securities		-
Net capital		$ 209,739

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 17,550
Payable to clearing house	7,525
Total	$ 25,075

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1
DECEMBER 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Requirement	$ 5,000
Excess net capital at 1500%	$204,739
Excess net capital at 1000%	$203,739
Ratio of aggregate indebtedness to net capital	11.96%

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of Form X-17A-5 as of December 31, 2018)

Net capital as reported in Company's Form X-17A-5, Part II (Unaudited)	$209,739
Audit adjustment to increase non allowable receivables	0
Net capital herein	$209,739

Note: There are no material differences from the company's computation and the company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

Schedule II

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2018

Birchwood Securities Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. In 2018, Birchwood Securities Corporation clears all of its trading activities through Vision Financial Markets.

Schedule III

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2018

Birchwood Securities Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customer funds and securities.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholder of
Birchwood Securities Corporation

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Birchwood Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Birchwood Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Birchwood Securities Corporation stated that Birchwood Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Birchwood Securities Corporation management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Birchwood Securities Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 25, 2019

Birchwood Securities Corporation
106 N Lakeside Drive E
Medford, New Jersey 08055

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Birchwood Securities, Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Birchwood Securities Corporation

I, John J. Cirenza, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

John J. Cirenza

Title: President

February 25, 2019